UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*



IntelliCorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

458153 10 3
(CUSIP Number)

David H. Stanley, Vice President, Legal and Corporate Services,
General Counsel and Secretary,
Informix Corporation,
4100 Bohannon Drive, Menlo Park, CA 94025
(415) 926-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D


CUSIP No. 458153 10 3


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Informix Corporation     IRS I.D. No. 94-30711736

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)     (a) [ ]    (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS (See Instructions)
      Not Applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER
      -0-

8     SHARED VOTING POWER
      Not Applicable

9     SOLE DISPOSITIVE POWER
      -0-

10    SHARED DISPOSITIVE POWER
      Not Applicable

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)   [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-

14    TYPE OF REPORTING PERSON (See Instructions)
      CO




AMENDMENT NO. 1 TO

SCHEDULE 13D

UNDER THE

SECURITIES EXCHANGE ACT OF 1934


This Amendment No. 1 (the "Amendment") to Schedule 13D for the event dated May 3, 1993 (the "Original 13D") filed by Informix Corporation ("Reporting Person") with respect to the Common Stock ("Common Stock") of IntelliCorp, Inc. ("Issuer") amends Items 4 and 5, as set forth hereinbelow. The Original 13D, restated in its entirety as required by Rule 13d-2(c), is attached hereto as Exhibit 2.

ITEM 4:     Purpose of Transaction.

The Reporting Person and a third party, SAP AG ("SAP"), entered into a certain Common Stock Purchase Agreement dated July 29, 1996, attached hereto as Exhibit 1 and incorporated by reference herein (the "SAP Agreement"), whereby the Reporting Person sold all of its shares of Common Stock of Issuer to SAP for a total cash consideration of $3,472,526. The purpose of the transaction for the Reporting Person was to completely dispose of its interest in the Issuer.

ITEM 5:     Interest in Securities of the Issuer.

After the filing of the Original 13D, the Issuer undertook to raise capital by issuing additional shares of its Common Stock (the "Financing Transaction"). To maintain its percentage of ownership in the Issuer the Reporting Person acquired an additional 307,962 shares of the Issuer's Common Stock in the Financing Transaction. After giving effect to the Financing Transaction, the Reporting Person owned 1,736,263 shares of the Issuer's Common Stock. The Reporting Person's percentage of beneficial ownership of the Common Stock of the Issuer did not materially change as a result of the Financing Transaction. As a result of the transaction described in the Amendment to Item 4 above, the beneficial ownership of the Common Stock of the Issuer by the Reporting Person is reduced by 1,736,263 shares. Giving effect to such transaction, the Reporting Person beneficially owns no shares of Common Stock.

ITEM 6.     Contracts, Arrangement, Understandings or Relationships.

A description of the SAP Agreement with respect to the Common Stock is contained in Item 4 and is incorporated herein by reference. See the SAP Agreement, attached as Exhibit 1, for a further description of these provisions.

ITEM 7.     Material to Be Filed as Exhibits.

Exhibit 1.     Stock Purchase Agreement by and between Informix
Corporation and SAP AG dated July 29, 1996.

Exhibit 2.     Original Schedule 13D filed by Informix Corporation.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 1996                         INFORMIX CORPORATION


                                      By: /s/ DAVID H. STANLEY
                                          David H. Stanley
                                          Vice President,
                                          Legal and Corporate Services,
                                          General Counsel and Secretary